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                             November 8, 2023

       Png Bee Hin
       Chief Executive Officer
       IMMRSIV Inc.
       1004, Toa Payoh North #04-12
       318995
       Republic of Singapore

                                                        Re: IMMRSIV Inc.
                                                            Amendment No. 5 to
Registration Statement on Form F-1
                                                            Filed November 1,
2023
                                                            File No. 333-269055

       Dear Png Bee Hin:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Amended Registration Statement on Form F-1. Filed on November 1, 2023

       Financial Statements
       Note 17 - Subsequent Event, page F-27

   1. Disclose the date when the financial statements were authorized for issue and who gave that authorization
pursuant to paragraph 17 of IAS 10. Please also provide this disclosure in the interim period
financial statements.
   2. Please explain to us why the Company follows the guidance in FASB ASC 855-10 for the disclosure of
subsequent events rather than IFRS.
 Png Bee Hin
FirstName
IMMRSIV LastNamePng     Bee Hin
          Inc.
Comapany 8,
November  NameIMMRSIV
             2023         Inc.
November
Page 2    8, 2023 Page 2
FirstName LastName
       Please contact Joseph Kempf at 202-551-3352 or Robert Littlepage at 202-551-3361 if
you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino at 202-551-3456 or Jan Woo at 202-551-3453 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:      Meng Ding